[AMERISAFE LETTERHEAD]

March 27, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Mailstop 6010

Washington, D.C. 20549

Re:	AMERISAFE, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended September 30, 2008
Filed on November 7, 2008
File No. 001-12251

Dear Mr. Rosenberg:

Pursuant to my telephone conversation with Tabatha Akins on March 19, 2009, the Staff provided supplemental comments regarding the responses set forth by AMERISAFE, Inc. (the “Company”) in our letter dated February 19, 2009. The supplemental comments are set forth below in bold type, followed by our response.

Supplemental Comments:

1.	The revised disclosure does not appear to quantify the claim closure rate. Please revise your proposed disclosure to quantify this rate. Further, please quantify the amount of favorable development attributable to the increase in the claims closure rate.

Company Response: In response to the Staff’s comment, the Company has revised its proposed disclosure to clarify that it believes the favorable prior accident year development recorded in 2008 is partially attributable to a decline in open claims inventory. In the proposed disclosure previously submitted to the Staff, the Company did not intend to imply that it calculates an aggregate claims closure rate. Rather, the Company’s reference to “claims closure rate” was intended to be a more general statement about the decline in its open claims inventory.

The Company’s proposed disclosure, which is attached to this letter as Annex A, sets forth in tabular format the number of open claims as of September 30, 2008 and 2007, and details the changes in open claims during the three and nine months then ended. The narrative immediately following this tabular disclosure quantifies the net change in open claims inventory from September 30, 2007 to September 30, 2008. The Company

Mr. Jim B. Rosenberg

Securities and Exchange Commission

March 27, 2009

includes similar disclosure in its Annual Reports on Form 10-K. The Company believes that this disclosure will help investors better understand the changes in open claims inventory, including changes in the number of claims reported and closed, during each period.

As stated in our February 19, 2009 letter to the Staff, the Company is unable to quantify the dollar amount of favorable development specifically attributable to the decline in its open claims inventory. As previously disclosed, in establishing a reserve estimate at the end of any period, Company management uses substantial judgment in analyzing historical loss data from the Company’s more than 23 years of underwriting workers’ compensation insurance, and factors derived from that data. The change in open claims inventory is one of these factors. As the Company has disclosed previously in its Annual Reports on Form 10-K, other factors include claims reported, average claim amount incurred, case development, duration, severity and payment patterns, as well as subjective assumptions. The Company cannot quantify the dollar amount of favorable or unfavorable development attributable to any particular factor considered in management’s determination of a reserve estimate at the end of a period.

Although the impact cannot be quantified, the Company continues to believe that the favorable prior accident year development recorded in 2008 was attributable to the decrease in open claims inventory. When claims are closed, no further adverse development will be recorded with respect to those claims. In addition, as noted in the proposed disclosure, the Company has increased its efforts in recent periods to close prior year claims in those circumstances where the claim could be settled for less than the corresponding case reserve amount (which amount represents the estimated ultimate cost to settle the claim, undiscounted). The settlement of these types of claims also favorably impacts management’s evaluation of the adequacy of IBNR reserves, which are not assigned to individual cases. Although a dollar value cannot be quantified, Company management believes that settlement of these types of claims has a favorable impact on the Company’s reserves. In light of the Company’s increased efforts in this regard, the Company believes it is appropriate to disclose management’s belief that, in fact, the favorable prior accident year development recorded in 2008 is attributable to the decrease in open claims inventory.

2.	As the amounts appear to be material to your operations, please revise your proposed disclosure to disaggregate the amount of development attributable to accident years prior to 2006, or tell us why it is appropriate to aggregate these periods.

Company Response: In response to the Staff’s comment, we have revised our proposed disclosure to set forth the amount of development attributable to accident years 2003 through 2007 and, collectively, to all accident years prior to 2003. The Company determined to disaggregate the amount of development for the prior five years to be consistent with the presentation of financial data provided elsewhere in its periodic filings (e.g., selected financial data included in Form 10-K). To the extent that any material

Mr. Jim B. Rosenberg

Securities and Exchange Commission

March 27, 2009

amount of development is attributable to an accident year prior to the five years presented, the Company will disclose the amount of such development in narrative form immediately following the tabular five-year disclosure.

In future filings, the Company will include the proposed disclosure as further revised in response to this comment, in periods in which the Company recognizes favorable or unfavorable development.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact me at (337) 463-9052, or by facsimile at (337) 462-5519.

Very truly yours,

AMERISAFE, Inc.

/s/ G. Janelle Frost
G. Janelle Frost
Executive Vice President and Chief Financial Officer

cc:	C. Allen Bradley
Geoffrey R. Banta
Todd Walker
AMERISAFE, Inc.

James E. O’Bannon
Larry D. Cannon Jones Day

Jeff Rummel
Ernst & Young LLP

Tabatha Akins
Securities and Exchange Commission

ANNEX A

The following disclosure would have appeared at the end of Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Company’s Form 10-Q for the period ended September 30, 2008. The additional narrative disclosure included in response to the Staff’s supplemental comments has been underlined.

* * * * *

Prior Year Development

The Company recorded favorable prior accident year development of $6.6 million and $11.1 million, respectively, in the three and nine months ended September 30, 2008. The table below sets forth the favorable or unfavorable development in each of these periods for accident years 2003 through 2007 and, collectively, all accident years prior to 2003.

	Favorable/(Unfavorable) Development
Accident Year	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
	(in millions)
2007	$7.5	$(9.0)
2006	3.8	12.2
2005	(1.2)	3.4
2004	(0.0)	1.4
2003	(0.3)	0.4
Prior to 2003	(3.2)	2.7

Total net development	$6.6	$11.1

The tables below set forth the number of open claims as of September 30, 2008 and 2007, and the numbers of claims reported and closed during each of the three- and nine-month periods ended September 30, 2008 and 2007.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Open claims at beginning of period	5,133	5,828	5,300	5,694
Claims reported	1,776	1,815	4,889	5,233
Claims closed	(1,788)	(1,835)	(5,068)	(5,119)

Open claims at end of period	5,121	5,808	5,121	5,808

The number of open claims at September 30, 2008 decreased by 687 claims, or 11.8%, as compared to the number of open claims at September 30, 2007. The decline in the number of open claims is attributable, in part, to our increased efforts in recent periods to close prior year claims in those circumstances where the claim could be settled for less than the corresponding case reserve amount (which amount represents the estimated ultimate cost to settle the claim, undiscounted). As a result of these efforts, the number of open claims decreased from September 30, 2007 to September 30, 2008, which management believes contributed, in part, to the favorable prior accident year development recorded in 2008.

A-1

At September 30, 2008, our case incurred amounts for certain accident years, particularly 2006 and 2007, have not developed to the degree management previously expected. The assumptions we used in establishing our reserves for these accident years were based on our 22 years of historical claims data. However, as of September 30, 2008, actual results for these two accident years have been better than our assumptions would have predicted. We do not presently intend to modify our assumptions for establishing reserves in light of these recent results for the 2006 and 2007 accident years. However, if actual results for current and future accident years are consistent with, or better than, our results in these recent accident years, our historical claims data will reflect this change and, over time, will impact the reserves we establish for future claims.

Our reserves for loss and loss adjustment expenses are inherently uncertain and our focus on providing workers’ compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer, but more severe claims than many other workers’ compensation insurance companies. As a result of this focus on higher severity, lower frequency business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers’ compensation insurance companies. For additional information, see “Business—Loss Reserves” and “Management’s Discussion and Analysis of Financial Condition Resulting Operations —Overview” in our 2007 Form 10-K.

A-2